United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs about English Court of Appeal decision

Rio de Janeiro, November 24th, 2023 - Vale SA (“Vale” or “Company”) announces that, in a decision published this Friday, the English Court of Appeal has dismissed Vale’s application for permission to appeal against the Court's jurisdiction to hear the contribution claim brought against the Company by BHP. It is important to clarify that the merits of this claim have not yet been heard or determined.

In the contribution claim, BHP is seeking a pro rata financial share from the Company in the event that BHP is ordered to make a payment in the class action lawsuit filed in the UK over the collapse of Samarco’s Fundão dam in 2015.

Vale, as a shareholder of Samarco, believes that the solutions created by the agreements in Brazil, in particular the "TTAC", are capable of addressing the claims in the foreign lawsuit.

The Company also reaffirms its commitment to repair the damage caused by the dam collapse in accordance with the agreements signed with the Brazilian authorities for this purpose.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 24, 2023		Director of Investor Relations